RadTek, Inc.

9900 Corporate Drive

Suite 3000, c/o PEG

Louisville, Kentucky 40223

September 12, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

RadTek, Inc. (formerly USChina Taiwan, Inc.)

Form 10-K for the fiscal year ended March 31, 2012

Filed July 12, 2012

File No. 0-54142

In response to your comment letter dated July 29, 2013, please note the following:

Form 10-K For the Fiscal Year Ended March 31, 2012

General

1.

We note your response to comment 2 that we misread your disclosure.  Please refer to pages 10 and F-12 of your Form 10-K for 2012 and the disclosure of your distribution of USChina Venture III shares.  We reissue our prior comments related to this distribution.

RESPONSE:  The registrant has been unable to obtain the percentage of the USChina Venture III, Inc.’s outstanding shares that were distributed and any further information as to how such shares were acquired or if they were actually distributed.  Additionally, with no further information, the registrant is unable to adequately provide a detailed analysis as to how this distribution was consistent with Section 5 of the Securities Act.

The registrant acknowledges that it may be liable under the Securities Act if it is determined that the shares were distributed in violation of the Securities Act.  The following disclosure shall be added to future SEC filings:

Prior to the change of control of the registrant on December 31, 2012, the registrant distributed its shareholdings of USChina Venture III, Inc. to its shareholders.  Current management has been unable to obtain the information necessary to confirm that the distribution was consistent with Section 5 of the Securities Act of 1933.  Under Section 5, no security may be offered, sold, or delivered unless a registration statement is in effect as to the security, or an exemption from registration is available.   As a result, the registrant may be liable for civil penalties under the provisions of Section 5.

2.

We note your response to comment 5 that you have not and were not a shell company and your reference to SEC Release No. 33-8587.  Please refer to Rule 12b-2 of the Exchange Act and explain how your total assets of $100 and zero revenues to date are evidence of assets and operations that are at a level that is greater than nominal.  Alternatively, please revise your disclosure accordingly.

The disclosure has been revised in the Form 10-K to reflect that the registrant would be deemed to be a “shell” company.  The amended Form 10-K shall be filed shortly.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact us if you require further information or clarification.

Sincerely,

/s/Kwang Hyun Kim

President and Chief Executive Officer